Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), April 25, 2019

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly empowered for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market:

On the date hereof, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of two series of bonds that will be issued in the international capital markets on April 30, 2019, one series with maturity on April 30, 2029 (the 10-year term Series), and the other with maturity on April 30, 2049 (the 30-year term Series).

The amount of the issuance for the 10-year term Series is US$500,000,000, as well as for the 30-year term Series, which amount is also US$500,000,000, being the total amount of the issuance US$1,000,000,000. The interest rate is 4.250% per annum for the 10-year term Series and 5.500% per annum for the 30-year term Series. The principal shall be paid on the respective maturity dates of the abovementioned series of bonds, while interest shall be paid semi-annually.

The proceeds from the issuance will be used for the following:

1.- To partially finance the project for the modernization and expansion of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or MAPA Project).

2.- To pay the repurchase price of (i) bonds issued by the Company at a rate of 7.250% due in 2019, and (ii) bonds issued by Arauco at a rate of 5.000% due 2021; that were validly tendered by the bondholders of such securities and which repurchase was accepted by Arauco, all by virtue of the tender offers that the Company has carried out in the past few days. An amount of approximately US$100,000,000 will be allocated to such concepts.

3.- For other general corporate purposes of the Company.

The copy of the contracts that shall govern the placement, as well as the laws and regulations of the United States of America that govern these matters, will be sent to you as soon as they become available.

We estimate that the information contained herein should have positive economic effects for the Company in the future, although they are not yet quantifiable.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago